

September 17, 2010

By U.S. Mail and Facsimile to: (718) 709-3639

Edward Barnes
Executive Vice President and Chief Financial Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> **Re: JetBlue Airways Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 5, 2010**
> **File No. 000-49728**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Certain Relationships and Related Transactions, and Director Independence, page 81

Related Party Transaction Policy, page 14 of Definitive Proxy Statement on Schedule 14A

1.   Refer to your prior year related party transaction disclosure. Please tell us why you have not included any disclosure related to the Real Salt Lake agreement, your agreement with Lufthansa Consulting or your commercial agreement with Deutsche Lufthansa AG. Please also confirm that you will revise your future filings to disclose the basis on which Deutsche Lufthansa AG is a related person

as required by Item 404(a)(1) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief